

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2013

Via E-mail
Ms. Donna Lehmann
Senior Vice President, Chief Financial Officer and Treasurer
Affinity Gaming
3755 Breakthrough Way, Suite 300
Las Vegas, NV 89135

   Re: Affinity Gaming
      Form 10-K for the fiscal year ended December 31, 2012
      Filed April 1, 2013
      File No. 000-54085

Dear Ms. Lehmann:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Daniel L. Gordon

          Daniel L. Gordon
          Branch Chief